April 30, 2018

Courtney Lindsay, Staff Attorney

U.S. Securities and Exchange Commission
Washington, D.C. 2-549

Re: Re: Fraud Protection Network, Inc.

Amendment No. 2 to Registration Statement on Form S-1 Filed April 14, 2018

File No. 333-222586

Dear Ms. Lindsay,

Please find our responses to the Securities & Exchange Commission’s comment letter dated April 25, 2018, with respect to the Form S-1 registration statement of Fraud Protection Network, Inc. (the “Company”)

SEC Comment 1. Cover Page

1. We note your disclosure that "[t]he selling shareholders will offer their shares at $1.50 per share until our shares are quoted on the OTC Markets and thereafter at prevailing market prices or privately negotiated prices." Please note that we do not consider the OTC Pink Sheets to constitute a sufficient existing market for selling shareholders to offer their shares at market prices. Therefore, please indicate here and throughout the prospectus on which OTC Market system you plan to have your shares quoted.

Company Response to Comment 1.

We have revised our disclosure to reflect that “the selling shareholders will offer their shares at $1.50 per share until our shares are quoted on the OTC Markets OTCQB”.

SEC Comment 2. Plan of Distribution, OTC Markets OTCQB Considerations, page 57

2. We note your response to our prior comment 6. Please further revise your disclosure to reflect the eligibility requirements for OTCQB, such as the minimum bid price test.

Company Response to Comment 2.

We have revised our disclosure to reflect the eligibility requirements for the OTCQB as follows:

The NASDAQ stock market has rigorous listing standards to ensure the high quality of its issuers, and can delist issuers for not meeting those standards. The OTC Markets OTCQB has less stringent standards. In order to be quoted by the OTC Markets OTCQB, we must:

·	be current in our reporting requirements with the SEC including audited annual financials by a Public Company Accounting Oversight Board (“PCAOB”) auditor.;

·	meet a minimum bid price test of $0.01;
·	not be in bankruptcy;
·	submit an application to OTCQB and pay an application and annual fee; and
·	submit an OTCQB Annual Certification confirming the Company Profile displayed on www.otcmarkets.com is current and complete and providing additional information on officers, directors, and controlling shareholders.

SEC Comment 3 - Financial Statements

Revenue Recognition and Deferred Revenue, page F-10

3. Your disclosure on page F-10 states that "Software development revenue consists of fees derived primarily from the development of a new online platform that will help consumers make better decisions regarding their credit." You also state that you capitalize the expenditures associated with software development since you entered into a joint venture agreement with your customer whereby you shall share in the future profits derived from the platform. Furthermore, on page F-9 and F-13 you disclose your policy for internal- use software. Please explain in detail your arrangement with your customer and how you are accounting for the joint venture. Explain to us how you will share future profits with your customer from the development of this software. Tell us who will own the rights to this software. Tell us in detail why you believe this software is for internal-use.

Company Response to Comment 3.

We wish to clarify that the software being developed for the new platform is the property of the joint venture and is not considered internal-use software for us.  In addition, we have updated the balance sheet to reflect our joint venture Investment previously bundled with software development costs.

As a result of the staff’s comment, we have revised our financial statement disclosure to clarify and more appropriately reflect our arrangement in the joint venture agreement with our customer, as follows:

Software development revenue consists of fees derived primarily from a related party for the development of a product designed to help consumers make better decisions regarding their credit.  The Company has entered into a joint venture agreement (the “JV Agreement”) with a customer.  Under the JV Agreement, the Company contributed certain Legacy Software and development services to the JV entity for a 32% interest, and the customer agreed to make a cash contribution (up to a maximum of $400,000) for the development of the online platform for a 68% interest.  The contributed intellectual property is included in Investment in joint venture on the accompanying balance sheet.  Under the JV Agreement, the Company and the joint venture entity entered into a hosting and development services agreement (the ''Services Agreement”) pursuant to which the Company receives fees for software development.  These fees are recognized as services are provided, net of the costs incurred, and net of the 32% ownership interest in the joint venture.  Under the JV Agreement, the Company shall share in any future profits of the joint venture on the equity method based on its 32% ownership interest. Software development revenue also includes fees derived from the development of the Credit PreScreening platform that launched in May 2017.  This revenue is recognized as services are rendered.

Thank You

 /s/ Edward Margolin

Edward Margolin

Chief Executive Officer